EXHIBIT 99.3

PRESS RELEASE

Banro Form 40-F Filed on Edgar;

Annual Financials and AIF Filed on Sedar

Toronto, Canada – March 27, 2013 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that an annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission, consisting of the Company's 2012 annual audited consolidated financial statements, management's discussion and analysis and annual information form ("AIF"). These filings are available for viewing and retrieval through Edgar at www.sec.gov.

The AIF and the 2012 annual audited consolidated financial statements and management’s discussion and analysis have also been filed by the Company with the applicable Canadian regulatory bodies. These filings are available for viewing and retrieval through Sedar at www.sedar.com.

The Company’s annual filings are also available on the Company’s website at www.banro.com. Hard copies of the annual audited consolidated financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, follow us on Twitter (@banrocorp) or contact:

Naomi Nemeth, Vice President, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-9189 or +1-800-714-7938, Ext. 2802, E: info@banro.com